Press Release

Infosys to trade on NYSE Euronext London and Paris Markets

Infosys CEO first to ring Opening Bell for NYSE Euronext’s European Markets and Closing Bell at the NYSE on same day

London and Paris, February 18, 2013:  Infosys, a global leader in consulting and technology, will be the first Indian company admitted to trading on NYSE Euronext’s (NYX) London and Paris markets from Wednesday, February 20, 2013. To mark the occasion of NYSE Euronext’s first cross listing of an Indian company, S. D. Shibulal, CEO and Managing Director, will be in London to open the market by ringing the bell at 08.00 GMT / 09.00 CET.

UK Prime Minister David Cameron said, "Infosys is a great example of Indian investment in the UK and I’m delighted that they will be the first Indian company to be admitted to trade on NYSE Euronext London this week. This decision is testament to Britain’s position as the gateway of choice for Indian companies wanting to invest in the European Union."

Headquartered in Bangalore, Infosys was founded in 1981 by seven people and today has revenues of over $7 billion, employing more than 155,000 people. Infosys pioneered the globalization of the Indian technology sector that now represents 24% of Indian exports and 13% of India’s Bombay Stock Exchange 30 Sensex.

To celebrate the successful completion of the NYSE Euronext listing process in London, Paris and New York, Mr. Shibulal will travel to New York immediately after opening the market in London on February 20 to ring the closing bell at the New York Stock Exchange (NYSE).  In doing so he will become the first NYSE Euronext listed company CEO to ring the Opening Bell for NYSE Euronext European division and the Closing Bell at the NYSE on the same day.

Commented Mr Shibulal, “Listing on NYSE Euronext enables UK, French and other European investors to have direct access to Infosys ADS. It is testament to the strong relationship between India and the UK and allows UK investors to benefit from the India growth story.  The listing broadens our trading window between Mumbai and New York and demonstrates our commitment to the region as one of the key drivers of our next phase of growth.”

“By leveraging our platform to reach the European investor community we are delighted to be the partner of choice for Infosys in realizing their strategic ambitions,” said Dominique Cerutti, President and Deputy CEO, NYSE Euronext. “For leading Indian companies, like Infosys, looking to increase their liquidity and visibility, NYSE Euronext provides a unique proposition to the issuer community by facilitating multiple listings under the umbrella of a single stock exchange operator.”

Infosys began trading on the NYSE on December 12, 2012 and trades under the ticker symbol INFY.  Infosys will also trade on NYSE Euronext under the ticker symbol INFY.

About Infosys

Infosys partners with global enterprises to drive their innovation-led growth. That's why Forbes ranked Infosys 19 among the top 100 most innovative companies. As a leading provider of next-generation consulting, technology, and outsourcing solutions, Infosys helps clients in more than 30 countries realize their goals. Visit www.infosys.com and see how Infosys (NYSE: INFY), with its 150,000+ people, is Building Tomorrow's Enterprise® today.

Safe Harbor
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 and on Form 6-K for the quarters ended June 30, 2012, September 30, 2012 and December 31, 2012.These filings are available at http://www.sec.gov . Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless required by law.